[redacted]

SE 15026277 MMISSION

OMB APPROVAL	
OMB NUMBER	3235-0123
EXPIRES: APRIL 30, 2015	
ESTIMATED AVERAGE BURDEN	
HOURS PER RESPONSE – 12.00	

SEC MAIL PROCESSING SECTION RECEIVED MAY 29 2015

FORM X-17A-5
PART III

SEC FILE NUMBER
8-43308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST RESEARCH FINANCE, INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4315 BRIARGROVE LANE
(No and Street)

DALLAS (City) TEXAS (State) 75287 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN LAWRENCE 972-246-8994
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

VAIL & KNAUTH, LLP
(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212, (Address) RICHARDSON, (City) TEXAS (State) 75080 (Zip Code)

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ALAN LAWRENCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FIRST RESEARCH FINANCE, INCORPORATED as of MARCH 31, 2015, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

Signature

NICOLE M COMPORT
Notary Public
STATE OF TEXAS
My Comm. Exp. 05-23-16

Notary Public

PRESIDENT
TITLE

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

First Research Finance, Incorporated

Financial Statements

and Supplementary Information

Year ended March 31, 2015

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 – P.O. Box 1859
Springtown, TX 76082
(817) 220-8700

FIRST RESEARCH FINANCE, INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2015

CONTENTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Sean A. Miller, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS
FIRST RESEARCH FINANCE, INCORPORATED
DALLAS, TEXAS

We have audited the accompanying financial statements of **FIRST RESEARCH FINANCE, INCORPORATED** which comprise the statement of financial condition as of March 31, 2015, and the related statements of operations, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **FIRST RESEARCH FINANCE, INCORPORATED** as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of **FIRST RESEARCH FINANCE, INCORPORATED** financial statements. The supplemental information is the responsibility of **FIRST RESEARCH FINANCE, INCORPORATED**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 – P.O. Box 1859
Springtown, TX 76082
(817) 220-8700

Vail & Knauth, LLP

Vail & Knauth, LLP
Richardson, Texas

May 15, 2015

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2015

ASSETS

Cash	$ 47,572
Commissions receivable	683
Deposit with clearing organization	11,404
Other asset	171
	$ 59,830

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$ 532	
Commissions payable to stockholder	16,758	
Accrued expenses	2,024	
Total current liabilities		$ 19,314
STOCKHOLDER'S EQUITY:		
Common stock, 3,000 shares of $.01 par value authorized and 988 shares issued and outstanding	10	
Retained earnings	40,506	
Total stockholder's equity		40,516
		$ 59,830

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2015

REVENUES:		
Commissions	$ 85,641	
Other	40,863	
Total revenues		$ 126,504
COSTS AND EXPENSES:		
Compensation and related costs	78,353	
Clearance costs	24,810	
Professional services	8,962	
Regulatory fees	6,677	
Other operating expenses	11,663	
Total costs and expenses		130,465
NET LOSS		$(3,961)

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2015

OPERATING ACTIVITIES:

Net loss	$(3,961)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in commissions receivable	(65)	
Decrease in other assets	1,219	
Decrease in accounts payable	(368)	
Increase in commissions payable	1,395	
Decrease in accrued expenses	(649)	
Net cash used by operating activities		$ (2,429)
Cash at beginning of year		50,001
Cash at end of year		$ 47,572

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2015

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balances at March 31, 2014	$ 10	$ 44,467	$ 44,477
Net income	-	(3,961)	(3,961)
Balances at March 31, 2015	$ 10	$ 40,506	$ 40,516

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED MARCH 31, 2015

Balance at March 31, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at March 31, 2015	$	-0-

The accompanying notes are an integral part of the financial statements.

FIRST RESEARCH FINANCE, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2015

A. COMPANY:

FIRST RESEARCH FINANCE INCORPORATED, incorporated in September 1990, is a member of the Financial Industry Regulatory Authority (FINRA) and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities** - Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash** - The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable** - The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made

4. **Income Taxes** – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $40,687 which was $35,687 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.47 to 1.

(Continued)

E. RELATED PARTY TRANSACTIONS:

The Company has a leasing agreement with the sole shareholder for the use of office space. This leasing agreement requires the Company to pay the property taxes on the related property as rent. The property taxes were $8,001 for the year ended March 31, 2015.

An officer of the Company provides monthly accounting services to the Company. This individual was paid $6,025 in accounting fees during the year ended March 31, 2015.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR ENDED
MARCH 31, 2015

FIRST RESEARCH FINANCE, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2015

COMPUTATION OF NET CAPITAL:

Total stockholder's equity qualified for net capital	$ 40,516
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	40,516
Deductions and/or charges:	
Non-Allowable assets	171
Net capital before haircuts on securities positions	40,345
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	951
Net Capital	$ 39,394
Aggregated indebtedness	$ 19,314

(Continued)

FIRST RESEARCH FINANCE, INCORPORATED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

MARCH 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,288
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 34,394
Excess net capital at 1000%	$ 37,463
Ratio of aggregate indebtedness to net capital	0.49 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 39,394
Audit adjustments	-0-
NET CAPITAL	$ 39,394

FIRST RESEARCH FINANCE, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2015

(See Independent Auditors' Report on Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

SCHEDULE III

FIRST RESEARCH FINANCE, INCPORPORATED
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

MARCH 31, 2015

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

FIRST RESEARCH FINANCE, INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED MARCH 31, 2015

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Sean A. Miller, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS
FIRST RESEARCH FINANCE, INCORPORATED
DALLAS, TEXAS

We have reviewed management's statements, included in the accompanying First Research Finance, Incorporated Exemption Report, in which (1) First Research Finance, Incorporated identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Research Finance, Incorporated claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) First Research Finance, Incorporated stated that First Research Finance, Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. First Research Finance, Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Research Finance, Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Vail & Knauth, LLP
Richardson, Texas

May 15, 2015

First Research Finance, Inc.
Member FINRA / SIPC
4315 Briargrove Lane,
Dallas, Texas 75287

Exemption Report

First Research Finance Inc.(the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1) throughout the period April 1, 2014 to March 31, 2015 without exception.

Frist Research Finance, Inc.

I, Alan H. Lawrence, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

Title: President

April 30, 2015